Exhibit 99.1

XPeng Announces Vehicle Delivery Results for March and First Quarter 2022

•	15,414 vehicles delivered in March 2022, a 202% increase year-over-year and a 148% increase month-over-month

•	34,561 vehicles delivered in Q1 2022, a 159% increase year-over-year

•	P7 smart sports sedan deliveries exceeded 9,000 in March 2022 for the first time

Guangzhou, China, April 01, 2022 — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for March and the first quarter 2022.

XPeng delivered a total of 15,414 Smart EVs in March 2022, representing a 202% increase year-over-year and a 148% increase from the previous month. Monthly delivery of the P7 smart sports sedan exceeded 9,000 in March 2022 for the first time, reaching 9,183. March deliveries also consisted of 4,398 P5 smart family sedans and 1,833 G3 and G3i smart compact SUVs.

Total deliveries for the first quarter of 2022 reached 34,561 vehicles, a 159% increase year-over-year, consisting of 19,427 P7s, 10,486 P5s and 4,648 G3 and G3i SUVs.

As of March 31, 2022, XPeng’s cumulative deliveries reached 172,514 vehicles.

About XPeng

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to explore and drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guandong province. For more information, please visit https://heyxpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 / +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170 / +86-1550-7577-546

Email: mariecheung@xiaopeng.com